Filed by CB Bancshares, Inc. pursuant to Rule 425
                             under the Securities Act of 1933 and deemed filed
                                              pursuant to Rule 14a-6 under the
                                               Securities Exchange Act of 1934


                                          Subject Company: CB Bancshares, Inc.
                            Subject Company's Exchange Act File No.: 000-12396



The following letter was sent to shareholders of CB Bancshares, Inc. beginning on August 17, 2004.

                             [CB Bancshares Logo]





                                                                August 17, 2004


Dear Fellow Shareholder:

According to our latest records, we have not yet received your proxy for the important CB Bancshares special meeting of shareholders to be held on September 13, 2004. Your Board of Directors recommends that you vote FOR the merger with Central Pacific Financial Corp.

Please vote today--by telephone, via the Internet, or by signing and returning the enclosed proxy card in the envelope provided.

Thank you for your continued support.

Very truly yours,


[signature]

Ronald K. Migita
President and Chief Executive Officer

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                               IMPORTANT REMINDER:


 If you do not vote, it will have the same effect as a vote against the merger.

     PLEASE FOLLOW THE EASY INSTRUCTIONS ON THE ENCLOSED PROXY CARD
                   TO VOTE BY TELEPHONE OR VIA THE INTERNET.

         Ifyou have questions, or need assistance in voting your shares, please call our proxy solicitor, Innisfree M&A Incorporated:

                          TOLL-FREE: (1) 877-687-1873.

                               PLEASE VOTE TODAY!

===============================================================================

                          IMPORTANT LEGAL INFORMATION

CPF has filed a registration statement on Form S-4 to register shares of CPF common stock to be issued in this transaction. The registration statement includes a definitive joint proxy statement/prospectus for solicitation of proxies from CPF and CBBI shareholders, in connection with meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement and the definitive joint proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC's Internet web site at (www.sec.gov). Such documents may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627; or from CBBI by directing such request to: CB Bancshares, Inc., 201 Merchant Street, Honolulu, Hawaii 96813, Attention: Investor Relations, (808) 535-2500.